UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*

SYCAMORE NETWORKS, INC.
 (Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

871206405
(CUSIP Number)

Alan R. Cormier
c/o Sycamore Networks, Inc.
220 Mill Road
Chelmsford, Massachusetts 01824
(978) 250-2900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 4, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871206405
(1)	NAME OF REPORTING PERSON: SPARTA GROUP MA LLC SERIES 4 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 27-1035770
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [✓]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER -0- shares
	(8)	SHARED VOTING POWER 4,567,440 shares
	(9)	SOLE DISPOSITIVE POWER -0- shares
	(10)	SHARED DISPOSITIVE POWER 4,567,440 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,567,440 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%1
(14)	TYPE OF REPORTING PERSON OO

1 Based on 28,400,000 shares of Common Stock outstanding after giving effect to the 1-for-10 reverse stock split of the Common Stock of Sycamore Networks, Inc., effective December 21, 2009, as reported by Sycamore Networks, Inc. in its press release dated December 21, 2009.  All share numbers in this report give effect to the reverse stock split.  At the effective time of the reverse stock split, every ten shares of the Company’s issued and outstanding Common Stock immediately prior to the effective time were combined into one share of Common Stock.  No fractional shares were issued as a result of the reverse stock split.

CUSIP No. 871206405
(1)	NAME OF REPORTING PERSON: GURURAJ DESHPANDE I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [✓]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Mr. Deshpande is a citizen of the United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER -0- shares
	(8)	SHARED VOTING POWER 4,567,440 shares
	(9)	SOLE DISPOSITIVE POWER -0- shares
	(10)	SHARED DISPOSITIVE POWER 4,567,440 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,567,440
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%2
(14)	TYPE OF REPORTING PERSON IN

2 Based on 28,400,000 shares of Common Stock outstanding after giving effect to the 1-for-10 reverse stock split of the Common Stock of Sycamore Networks, Inc., effective December 21, 2009, as reported by Sycamore Networks, Inc. in its press release dated December 21, 2009.  All share numbers in this report give effect to the reverse stock split.  At the effective time of the reverse stock split, every ten shares of the Company’s issued and outstanding Common Stock immediately prior to the effective time were combined into one share of Common Stock.  No fractional shares were issued as a result of the reverse stock split.

CUSIP No. 871206405
(1)	NAME OF REPORTING PERSON: JAISHREE DESHPANDE I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [✓]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Mrs. Deshpande is a citizen of the United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 3,840 shares
	(8)	SHARED VOTING POWER 4,567,440 shares
	(9)	SOLE DISPOSITIVE POWER 3,840 shares
	(10)	SHARED DISPOSITIVE POWER 4,567,440 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,571,280
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%3
(14)	TYPE OF REPORTING PERSON IN

3 Based on 28,400,000 shares of Common Stock outstanding after giving effect to the 1-for-10 reverse stock split of the Common Stock of Sycamore Networks, Inc., effective December 21, 2009, as reported by Sycamore Networks, Inc. in its press release dated December 21, 2009.  All share numbers in this report give effect to the reverse stock split.  At the effective time of the reverse stock split, every ten shares of the Company’s issued and outstanding Common Stock immediately prior to the effective time were combined into one share of Common Stock.  No fractional shares were issued as a result of the reverse stock split.

Item 1.  Security and Issuer

This Schedule 13D report relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Sycamore Networks, Inc., a Delaware corporation with its principal executive offices located at 220 Mill Road, Chelmsford, MA 01824 (the “Company”).

Item 2. Identity and Background

a)	The Reporting Persons are the Sparta Group MA LLC Series 4 (“Sparta Series 4”), Mr. Gururaj Deshpande and Mrs. Jaishree Despande.

b)	The business or residence address of each of the Reporting Persons is set forth in Schedule I hereto and is incorporated by reference herein.

c)	The present principal occupation and related information concerning each Reporting Person is set forth in Schedule I and is incorporated by reference herein.

d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Sparta Series 4 is a separate series of Sparta Group MA LLC, a Delaware limited liability company (the “LLC”). Mr. Deshpande and Mrs. Deshpande are both citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On January 4, 2010, Mr. Deshpande, the Gururaj Deshpande Grantor Retained Annuity Trust (the “Annuity Trust”) and the Deshpande Irrevocable Trust transferred 2,485,690 shares, 1,788,000 shares, and 293,750 shares, respectively, of Common Stock (collectively, the “Acquired Shares”) to Sparta Series 4 (the “Transactions”) in exchange for Sparta Series 4 membership interests.

Item 4.  Purpose of Transaction

The information set forth under Item 3 hereof is incorporated herein by reference.  The Transactions were entered into to facilitate the investment and estate planning objectives of Mr. Deshpande and his spouse, Mrs. Deshpande.  Except as stated in this report, the Reporting Persons currently do not have any plans or proposals, which relate to or would result in any of the events enumerated in (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

a)
Mr. and Mrs. Deshpande are Managers of the LLC and as a result, the Reporting Persons have shared power to dispose or to direct the disposition of the Acquired Shares held of record by Sparta Series 4, and thus may be deemed to be the beneficial owners of the Acquired Shares, which represent approximately 16.1% of the Common Stock outstanding based upon 28,400,000 shares of Common Stock outstanding as of December 21, 2009.  Additionally, Mrs. Deshpande is a trustee of the Annuity Trust and has sole power to dispose or to direct the disposition of, and thus may also be deemed to beneficially own, the 3,840 shares of Common Stock which the Annuity Trust continues to hold following the Transactions, which represent less than one percent of the shares of Common Stock outstanding as of December 21, 2009.

Neither Mr. Deshpande nor Sparta Series 4 has power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock held by the Annuity Trust, and each of Sparta Series 4 and Mr. Deshpande expressly disclaims beneficial ownership of any shares of Common Stock held by the Annuity Trust. All share ownership numbers and percentages for Sparta Series 4 and Mr. Deshpande set forth in this Schedule 13D exclude the shares of Common Stock held by the Annuity Trust.

Pursuant to Rule 13d-1(d), on February 14, 2000, each of Mr. Deshpande and Mrs. Deshpande filed a Schedule 13G with the Securities and Exchange Commission (the “SEC”) in respect of certain shares of Common Stock, and each such Schedule 13G was amended on February 13, 2002 (collectively, and as so amended, the “Schedule 13Gs”).  The shares of Common Stock transferred by Mr. Deshpande pursuant to the Transactions (as described in Item 3) are all of the shares of Common Stock previously reported on his Schedule 13G.  The shares of Common Stock transferred by the Annuity Trust pursuant to the Transactions (as described in Item 3) are shares of Common Stock previously reported on Mrs. Deshpande’s Schedule 13G.  Accordingly, this report also amends and supersedes the Schedule 13Gs with respect to the shares of Common Stock beneficially owned by Mr. and Mrs. Deshpande.

Each Reporting Person disclaims membership in any “group” (as such term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder) with any other Reporting Person in respect of the Common Stock.

b)	Item 5(a) hereof is incorporated herein by reference.

c)	The Transactions constitute the only transactions by the Reporting Persons with respect to the Common Stock effected during the past sixty days.

d)
To the best knowledge of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by each of the respective Reporting Persons, except to the extent that, with respect to shares held in trust, the applicable trust, trustees or trust beneficiaries may be deemed to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock so held.

e)	Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.  Material to Be filed as Exhibits

Exhibit Number	Document
Exhibit A	Joint Filing Agreement Pursuant to Rule 13d-1(k)
Exhibit B	Power of Attorney of Mr. Deshpande, in his capacity as Manager of Sparta Series 4, appointing Servjeet S. Bhachu as Attorney-in-Fact
Exhibit C	Power of Attorney of Mr. Deshpande, in his individual capacity, appointing Servjeet S. Bhachu as Attorney-in-Fact
Exhibit D	Power of Attorney of Mrs. Deshpande, in her individual capacity and in her capacity as Manager of Sparta Series 4, appointing Servjeet S. Bhachu as Attorney-in-Fact

SCHEDULE I

Residence or business address and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the Reporting Persons:

Name	Residence or Business Address	Principal Occupation or Employment/ Principal Business and Address in which such employment is conducted

Sparta Group MA LLC Series 4	c/o Sparta Group MA LLC 92 Montvale Avenue, Suite 2500 Stoneham, MA 02180	Facilitating the investment and estate planning objectives of Mr. Deshpande and his spouse, Mrs. Deshpande

Gururaj Deshpande	c/o Sparta Group MA LLC 92 Montvale Avenue, Suite 2500 Stoneham, MA 02180	Chairman of the Board of Directors Sycamore Networks, Inc. 220 Mill Road Chelmsford, MA 01824 Manager and President Sparta Group MA LLC 92 Montvale Avenue, Suite 2500 Stoneham, MA 02180

Jaishree Deshpande	c/o Sparta Group MA LLC 92 Montvale Avenue, Suite 2500 Stoneham, MA 02180	Manager and Treasurer Sparta Group MA LLC 92 Montvale Avenue, Suite 2500 Stoneham, MA 02180

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 14, 2010

/s/ Gururaj Deshpande *
Gururaj Deshpande, in his capacity as Manager
of Sparta Group MA LLC Series 4

/s/ Gururaj Deshpande *
Gururaj Deshpande

/s/ Jaishree Deshpande *
Jaishree Deshpande

*By	/s/ Servjeet S. Bhachu
Servjeet S. Bhachu
Attorney-in-Fact

* Mr. Servjeet S. Bhachu is signing as attorney-in-fact pursuant to powers of attorney dated January 13, 2010 granted by each Reporting Person, copies of which are filed as exhibits hereto.